Pricing Term Sheet	Filed Pursuant to Rule 433
Dated October 19, 2010	Registration Statement No. 333-170001
Supplementing the Preliminary
Prospectus dated October 18, 2010

Cubist Pharmaceuticals, Inc.
2.50% Convertible Senior Notes due 2017

The information in this pricing term sheet relates only to Cubist Pharmaceuticals, Inc.’s offering (the “Offering”) of its 2.50% Convertible Senior Notes due 2017 and should be read together with the preliminary prospectus dated October 18, 2010 relating to the Offering, including the documents incorporated by reference therein filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-170001.

Issuer:	Cubist Pharmaceuticals, Inc.

Ticker / Exchange for Common Stock:	CBST / The NASDAQ Global Select Market (“NASDAQ”).

Securities Offered:	2.50% Convertible Senior Notes due 2017 (the “Notes”).

Aggregate Principal Amount Offered:

$400,000,000 aggregate principal amount of Notes (or a total of $450,000,000 aggregate principal amount of the Notes if the underwriters’ over-allotment option to purchase up to $50,000,000 of additional Notes is exercised in full).

Maturity Date:	November 1, 2017, unless earlier repurchased or converted.

Interest Rate:	2.50% per annum, accruing from the Settlement Date.

Interest Payment Dates:	May 1 and November 1 of each year, beginning on May 1, 2011.

Public Offering Price:	100% per Note / $400,000,000 total (or $450,000,000 total if the underwriters’ over-allotment option to purchase up to $50,000,000 principal amount of additional Notes is exercised in full).

NASDAQ Last Reported Sale Price on October 19, 2010:	$23.34 per share of the Issuer’s common stock.

Conversion Premium:	25% above the NASDAQ Last Reported Sale Price on October 19, 2010.

Initial Conversion Price:	Approximately $29.18 per share of the Issuer’s common stock.

Initial Conversion Rate:	34.2759 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Use of Proceeds:

The Issuer estimates that the net proceeds from the sale of the Notes will be approximately $387.6 million after deducting the estimated underwriting discount and offering expenses payable by the Issuer. If the underwriters exercise in full their option to purchase up to an additional $50.0 million principal amount of Notes, the Issuer estimates the net proceeds will be approximately $436.1 million. The Issuer intends to use a portion of the net proceeds of the Offering to repurchase approximately $191 million aggregate principal amount of its 2.25% convertible subordinated notes due June 15, 2013 through privately negotiated transactions.

Although the Issuer has not yet fully identified any other specific uses for the remaining net proceeds, the Issuer currently anticipates using the remaining net proceeds for the following purposes:

•      increased investment in building the Issuer’s product development pipeline via internal and external sources; and

•      working capital and general corporate purposes.

In addition, the Issuer may use a portion of the remaining net proceeds of the

Offering to acquire or invest in businesses, products, services or technologies complementary to the Issuer’s current business, through mergers, acquisitions, in-licensing, joint ventures and similar strategic transactions.

Commissions and Discounts:

Notes sold by the underwriters to the public will initially be offered at the Public Offering Price. Any Notes sold by the underwriters to securities dealers may be sold at a discount from the Public Offering Price of up to 1.8% of the principal amount of the Notes.

The following table shows the per Note and total underwriting discount to be paid to the underwriters by the Issuer. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to an additional $50.0 million in aggregate principal amount of Notes:

Paid by the Issuer	No Exercise	Full Exercise
Per Note	$30.00	$30.00
Total	$12,000,000.00	$13,500,000.00

Trade Date:	October 20, 2010.

Settlement Date:	October 25, 2010.

CUSIP:	229678 AD9.

Joint Book-Running Managers:	Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated.

Co-Managers:	Citigroup Global Markets Inc. and RBC Capital Markets Corporation.

Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:

The following table sets forth the number of additional shares of the Issuer’s common stock by which the conversion rate will be increased for conversions in connection with a make-whole fundamental change per $1,000 principal amount of Notes based on the stock price and effective date in such make-whole fundamental change:

	Stock Price
Effective Date	$23.34	$25.00	$27.50	$30.00	$35.00	$40.00	$45.00	$50.00	$60.00	$75.00	$100.00	$125.00	$150.00
October 25, 2010	8.5690	8.2648	6.9160	5.8900	4.4625	3.5407	2.9082	2.4518	1.8406	1.3017	0.8149	0.5423	0.3698
November 1, 2011	8.5690	8.2174	6.7735	5.6891	4.2103	3.2823	2.6628	2.2264	1.6576	1.1696	0.7349	0.4911	0.3357
November 1, 2012	8.5690	8.1391	6.5847	5.4335	3.8997	2.9707	2.3716	1.9623	1.4469	1.0195	0.6442	0.4327	0.2968
November 1, 2013	8.5690	7.9777	6.2983	5.0754	3.4934	2.5783	2.0150	1.6462	1.2023	0.8485	0.5408	0.3656	0.2518
November 1, 2014	8.5690	7.6682	5.8505	4.5560	2.9486	2.0792	1.5800	1.2727	0.9247	0.6583	0.4247	0.2892	0.2001
November 1, 2015	8.5690	7.1537	5.1691	3.8030	2.2163	1.4523	1.0641	0.8487	0.6236	0.4529	0.2962	0.2031	0.1414
November 1, 2016	8.5690	6.3882	4.1315	2.6756	1.2195	0.6945	0.4974	0.4077	0.3154	0.2347	0.1548	0.1069	0.0750
November 1, 2017	8.5690	5.7241	2.0877	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•      if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•      if the stock price is more than $150.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•      if the stock price is less than $23.34 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of the Issuer’s common stock issuable upon conversion exceed 42.8449 per $1,000 principal amount of Notes, subject to adjustment in the same manner, at the same time and for the same events as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the preliminary prospectus dated October 18, 2010 relating to the Offering.

The Issuer has filed a registration statement (including a preliminary prospectus dated October 18, 2010) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: (212) 902-1171 or toll-free (866) 471-2526 or by emailing prospectus-ny@ny.email.gs.com; or from Morgan Stanley & Co. Incorporated, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, telephone: (866) 718-1649, or by emailing prospectus@morganstanley.com.

This communication should be read in conjunction with the preliminary prospectus dated October 18, 2010. The information in this communication supersedes the information in the preliminary prospectus to the extent inconsistent with the information in such preliminary prospectus.

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